File No. 812-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT A OF VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B OF VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT U OF VENERABLE INSURANCE AND ANNUITY COMPANY

Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive
West Chester, PA 19380
1-860-944-4114
neil.mcmurdie@venerable.com

March 1, 2021

Exhibit Index on Page:  83

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:

VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT A OF VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B OF VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT U OF VENERABLE INSURANCE AND ANNUITY COMPANY

Investment Company Act of 1940

File No. 812-________

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

I - THE APPLICATION

Venerable Insurance and Annuity Company (the “Venerable” or the “Company”), Venerable Separate Account A, Separate Account B, Separate Account EQ and Separate Account U (each, an “Account” and together, the “Accounts”) (collectively the “Applicants”) hereby submit this Application for an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Applicants seek an order from the Commission permitting the substitution of securities issued by certain registered investment companies held by the Accounts, which securities support certain in force variable annuity and variable life insurance contracts (collectively, the “Contracts”) issued by the Company (the “Substitutions”). More particularly, the Applicants propose to substitute shares of certain series of Voya Variable Portfolios, Inc. (the “Replacement Funds”) for shares of certain series of Voya Variable Funds, ProFunds VP, Voya Investors Trust, and Voya Variable Products Trust registered investment companies currently held by subaccounts of the Accounts (the “Existing Funds”) as follows:
	Existing Fund	Replacement Fund
1	Voya Growth and Income Portfolio – Class ADV	Voya Russell Large Cap Index Portfolio – Class ADV or Class S
	Voya Growth and Income Portfolio – Class I	Voya Russell Large Cap Index Portfolio – Class I
	Voya Growth and Income Portfolio – Class S	Voya Russell Large Cap Index Portfolio – Class S
2	ProFund VP Bull	Voya Russell Large Cap Index Portfolio – Class S
3	Voya Large Cap Value Portfolio – Class ADV	Voya Russell Large Cap Value Index Portfolio – Class S
	Voya Large Cap Value Portfolio – Class I	Voya Russell Large Cap Value Index Portfolio – Class I
	Voya Large Cap Value Portfolio – Class S	Voya Russell Large Cap Value Index Portfolio – Class S
4	VY® T. Rowe Price Equity Income Portfolio – Class ADV	Voya Russell Large Cap Value Index Portfolio – Class S
	VY® T. Rowe Price Equity Income Portfolio – Class S	Voya Russell Large Cap Value Index Portfolio – Class S
5	Voya MidCap Opportunities Portfolio – Class ADV	Voya Russell Mid Cap Growth Index Portfolio – Class S
	Voya MidCap Opportunities Portfolio – Class I	Voya Russell Mid Cap Growth Index Portfolio – Class I
	Voya MidCap Opportunities Portfolio – Class S	Voya Russell Mid Cap Growth Index Portfolio – Class S

II - GENERAL DESCRIPTION OF THE APPLICANTS,
THE FUNDSAND THE CONTRACTS

A. Venerable Insurance and Annuity Company (“Venerable” or the “Company”). Venerable is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Prior to June 1, 2018, Venerable was known as Voya Insurance and Annuity Company.  Prior to September 1, 2014, Venerable was known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, Venerable was known as Golden American Life Insurance Company (“Golden”). Through January 1, 2004, mergers, Venerable’s operations include the business of Equitable Life Insurance Company of Iowa (“Equitable Life”), United Life and Annuity Insurance Company (“United Life and Annuity”), and USG Annuity and Life Company. Venerable is principally engaged in the business of administering closed blocks of variable annuities, and the Company no longer issues any new insurance products.

Venerable is the depositor of Separate Account A, Separate Account B, Separate Account EQ, and Separate Account U, separate accounts that are registered with the Commission as unit investment trusts.

Venerable is an indirect wholly-owned subsidiary of VA Capital Company LLC, (“VA Capital”) and a direct wholly-owned subsidiary of Venerable Holdings, Inc., which effective June 1, 2018, acquired Venerable from Voya Financial, Inc. (“Voya”). VA Capital is an insurance holding company formed by affiliates of Apollo Global Management LLC and Athene Holding Ltd. Reverence Capital Partners, L.P., Crestview Advisors, L.L.C. and Voya are also investors in VA Capital.

B. The Accounts. Each of the Accounts is a segregated asset account of Venerable that is registered under the 1940 Act as a unit investment trust.  Venerable is the depositor of each Account, and each of Accounts is used by the Venerable to support the Contracts that it issued.  The following Accounts support Contracts that will be affected by the Substitutions.

1. Separate Account A of Venerable and Annuity Company (“Account A”). Account A (File No. 811-05627) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain variable life insurance Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-23458).

2. Separate Account B of Venerable and Annuity Company (“Account B”). Account B (File No. 811-05626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain variable annuity Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-23351, 033-59261, 333-28679, 333-28755, 333-28769, 333-30180, 333-33914, 333-57218, 333-63692, 333-66757, 333-70600, 333-90516, 333-101481, 333-133944 and 333-202174).

3. Separate Account EQ of Venerable and Annuity Company (“Account EQ”). Account EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) (File No. 811-08524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. Contracts described in the following registration statement will be affected by the Substitutions (File No. 333-111686).

4. Separate Account U of Venerable and Annuity Company (“Account U”). Account U (formerly United Life and Annuity Separate Account One) (File No. 811-9026) was originally established by United Life and Annuity in 1994 in accordance with the laws of the State of Louisiana to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-111684 and 333-111685).

Applicants, as authorized by Rule 0‑4 under the 1940 Act, incorporate by reference each of the above referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Each Account is administered and accounted for as part of the general business of the Company. The assets of each Account attributable to the Contracts issued through it are owned by the Company but are held separately from all other assets of the Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets equal to the reserves and other Contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of the Company or any of its other segregated asset accounts. Each Account is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of an Existing Fund or another registered open-end management investment company. Each registered open-end management investment company has its own distinct investment objective(s) and policies.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that investment in the registered open-end management investment company has become inappropriate for the purposes of the Contract.  Whether a registered open-end management investment company has become inappropriate for the purposes of the Contract will be determined by the Company based upon factors that include, but are not limited to, the registered open-end management investment company’s fees and expenses, performance history, actual or potential impact on our hedging program used to support our Contract guarantees, and the availability through the Contract of similarly styled and/or managed registered open-end management investment companies.

C. The Existing Funds. The funds listed below are designated as Existing Funds to be replaced with a Replacement Fund as Part of the Substitutions described in this Application. More information about the Existing Funds’ fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1. Voya Growth and Income Portfolio. The Voya Growth and Income Portfolio is a series of the Voya Variable Funds, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-02514) and registered under the 1933 Act on Form N-1A (File No. 002-51739), which was last updated in an effective amendment to the registration statement filed on April 21, 2020.1 The Voya Growth and Income Portfolio is currently offered by its most recently published prospectus dated May 1, 2020.

Voya Investments, LLC (“Voya Investments”), an Arizona limited liability company and an SEC registered investment adviser, serves as the investment adviser for the Voya Growth and Income Portfolio. Voya Investments delegates to a subadviser, Voya Investment Management Co. LLC (“Voya IM”), a Delaware limited liability company, a SEC registered investment adviser, an indirect wholly-owned subsidiary of Voya Financial, Inc. and an affiliate of Voya Investments the responsibility for day-to-day management of the investments of the Voya Growth and Income Portfolio, subject to the Voya Investment’s oversight.

Voya Investments maintains its offices at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. Voya IM’s principal office is located at 230 Park Avenue, New York, New York 10169.

2. ProFund VP Bull. The ProFund VP Bull is a series of ProFunds, a Delaware statutory trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-08239) and registered under the 1933 Act on Form N-1A (File No. 333-28339), which was last updated in an effective amendment to the registration statement filed on November 23, 2020.1 The ProFund VP Bull is currently offered by its most recently published prospectus dated November 30, 2020.

ProFund Advisors LLC, an SEC registered investment adviser serves as the investment adviser for the ProFund VP Bull.  ProFund Advisors, LLC is located a 7501 Wisconsin Avenue, Suite 1000E, Bethesda, Maryland 20814.

3. Voya Large Cap Value Portfolio. The Voya Large Cap Value Portfolio is a series of the Voya Investors Trust, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-05629) and registered under the 1933 Act on Form N-1A (File No. 033-23512), which was last updated in an effective amendment to the registration statement filed on April 23, 2020.1  The Voya Large Cap Value  Portfolio is currently offered by its most recently published prospectus dated May 1, 2020.

Voya Investments serves as the investment adviser for the Voya Large Cap Value Portfolio. Voya Investments delegates to a subadviser, Voya IM the responsibility for day-to-day management of the investments of the Voya Large Cap Value Portfolio, subject to the Voya Investment’s oversight.

4. VY® T. Rowe Price Equity Income Portfolio. The VY® T. Rowe Price Equity Income Portfolio is a series of the Voya Investors Trust, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-05629) and registered under the 1933 Act on Form N-1A (File No. 033-23512), which was last updated in an effective amendment to the registration statement filed on April 23, 2020.1  The VY® T. Rowe Price Equity Income Portfolio is currently offered by its most recently published prospectus dated May 1, 2020.

[1]
Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Voya Investments serves as the investment adviser for the VY® T. Rowe Price Equity Income Portfolio. Voya Investments delegates to a subadviser, T. Rowe Price Associates, Inc., a registered investment adviser and a wholly-owned subsidiary of T. Rowe Price Group, Inc., the responsibility for day-to-day management of the investments of the VY® T. Rowe Price Equity Income Portfolio, subject to the Voya Investment’s oversight.

5. Voya MidCap Opportunities Portfolio. The Voya MidCap Opportunities Portfolio is a series of the Voya Variable Products Trust, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-08220) and registered under the 1933 Act on Form N-1A (File No. 033-73140), which was last updated in an effective amendment to the registration statement filed on April 22, 2020. 2   The Voya MidCap Opportunities Portfolio is currently offered by its most recently published prospectus dated May 1, 2020.

Voya Investments serves as the investment adviser for the Voya MidCap Opportunities Portfolio. Voya Investments delegates to a subadviser, Voya IM the responsibility for day-to-day management of the investments of the Voya MidCap Opportunities Portfolio, subject to the Voya Investment’s oversight.

D. The Replacement Funds. The Replacement Funds are series of Voya Variable Portfolios, Inc.  More information about each Replacement Fund’s fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1. Voya Variable Portfolios, Inc. (“Voya Variable Portfolios”). Voya Variable Portfolios, formerly known as ING Variable Portfolios, Inc. and before that as Aetna Variable Portfolios, Inc., was organized as a Maryland Corporation in 1996. Voya Variable Portfolios is registered under the 1940 Act as an open-end management investment company (File No. 811-07651). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series included in this substitution application is currently offered by its most recently published prospectus dated May 1, 2020. Voya Variable Portfolios has registered these shares under the Securities Act of 1933 ( the “1933 Act”) on Form N-1A (File No. 333-05173) which was last updated in an effective amendment to the registration statement filed on April 21, 2020.2

Voya Investments, subject to the direction of Voya Variable Portfolios Board of Directors (the “Board of Directors”), has overall responsibility for the management of each series of the Voya Variable Portfolios that is a Replacement Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each series that is a Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each series that is a Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a subadviser, Voya IM, an affiliate, the responsibility for day-to-day management of the investments of each series that is a Replacement Fund, subject to the Voya Investment’s oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board of Directors.

2 Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

For its services, Voya Investments receives advisory fees from each series that is a Replacement Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all sub-advisers.

The following series of Voya Variable Portfolios will be used as Replacement Funds:
•	Voya RussellTM Large Cap Index Portfolio
•	Voya RussellTM Large Cap Value Index Portfolio
•	Voya RussellTM Mid Cap Growth Index Portfolio

E. The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.3 The Contracts were issued as either group or individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a “Contract Owner”) may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

[3]	See Section II.B. above.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTIONS
AND THE RELIEF REQUESTED

A. Summary of the Proposed Substitutions. Subject to the approval of the Commission under Section 26(c) of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Replacement Funds for those of the Existing Funds and transfer cash to the Replacement Funds.

	Existing Fund	Replacement Fund	Accounts Holding Assets of Existing Fund
1	Voya Growth and Income Portfolio – Class ADV	Voya Russell Large Cap Index Portfolio – Class ADV or Class S	Account B, Account EQ,
	Voya Growth and Income Portfolio – Class I	Voya Russell Large Cap Index Portfolio – Class I	Account B, Account EQ, Account U
	Voya Growth and Income Portfolio – Class S	Voya Russell Large Cap Index Portfolio – Class S	Account B, Account EQ
2	ProFund VP Bull	Voya Russell Large Cap Index Portfolio – Class S	Account B
3	Voya Large Cap Value Portfolio – Class ADV	Voya Russell Large Cap Value Index Portfolio – Class S	Account B
	Voya Large Cap Value Portfolio – Class I	Voya Russell Large Cap Value Index Portfolio – Class I	Account U
	Voya Large Cap Value Portfolio – Class S	Voya Russell Large Cap Value Index Portfolio – Class S	Account A, Account B, Account EQ,
4	VY® T. Rowe Price Equity Income Portfolio – Class ADV	Voya Russell Large Cap Value Index Portfolio – Class S	Account B
	VY® T. Rowe Price Equity Income Portfolio – Class S	Voya Russell Large Cap Value Index Portfolio – Class S	Account A
5	Voya MidCap Opportunities Portfolio – Class ADV	Voya Russell Mid Cap Growth Index Portfolio – Class S	Account B
	Voya MidCap Opportunities Portfolio – Class I	Voya Russell Mid Cap Growth Index Portfolio – Class I	Account U
	Voya MidCap Opportunities Portfolio – Class S	Voya Russell Mid Cap Growth Index Portfolio – Class S	Account A, Account B, Account EQ

No brokerage commissions, fees or other remuneration will be paid by any Existing Fund, Replacement Fund or any Contract Owner in connection with the Substitutions.

With respect to the Existing Funds, the Applicants have determined that the investment objectives and the investment policies of the Replacement Funds are similar to those of the corresponding Existing Funds, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the Existing Fund, and therefore the fundamental investment objectives of those Contract Owners with interests in subaccounts of the Existing Funds (individually, an “Affected Contract Owner” and, collectively, “Affected Contract Owners”) will continue to be met after the Substitutions.

Additionally, as is detailed below, the overall expenses of the Replacement Funds are less than those of the corresponding Existing Funds. The Applicants believe that, because the Replacement Funds will generally be offered over a substantially larger asset base than the Existing Funds, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

B. Purposes of the Proposed Substitutions. The principal purposes of the Substitutions are as follows:

1. Implement Business Plan. The Substitutions are another step in the Company’s overall business plan to make the Contracts more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain pricing, performance, and risk guidelines. Regarding pricing and performance, each Replacement Fund has lower fees and expenses than the corresponding Existing Fund with generally comparable performance. Regarding risk, by increasing the number and percentage of index funds available through the Contracts (all of the Replacement Funds are index funds), and consequently the Contract value in those index funds, the Company’s ability to manage the business and hedge for the risks associated with the guarantees provided through the Contracts is improved.

The Contracts are not only a means for Contract Owners to invest in the available underlying mutual funds, but they also offer certain death benefit and/or living benefit guarantees. To better support those Contract guarantees the Company engages in a hedging program, and one of the goals of our hedging program is to reduce the impact that fluctuation in mutual fund performance has on our ability to support the Contract guarantees. As part of our hedging program we analyze the performance of each available mutual fund and invest in a combination of derivatives to replicate the mutual fund’s performance. Tracking errors arise when the actual performance of the replicated portfolio of derivatives deviates from the actual performance of the mutual fund. The main driver of the deviation is active management of the underlying mutual fund because performance of actively managed mutual funds can be difficult to replicate accurately. On the other hand, the performance of passively managed index mutual funds, like the Replacement Funds, is inherently easier to replicate given their clearly defined benchmarks and therefore result in less tracking errors and less risk to the Company’s ability to support the Contract guarantees. It is primarily on this basis that the Existing Funds, which are actively managed mutual funds, were determined to be inappropriate for the overall purposes of the Contracts, and therefore appropriate for inclusion in this Substitution Application. This determination was also influenced by the opportunity provide affected Contract Owners with Replacement Funds that have significantly lower overall fees and expenses than the corresponding Existing Funds.

2. Due Diligence. The Company has an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Company’s ability to have competitive products and services and assist their customers in meeting their financial goals. The Substitutions will allow the Company to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

C. Implementation. Applicants will affect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions (“Effective Date”), shares of the Existing Funds will be redeemed for cash. The Company, on behalf of each Existing Fund subaccount of each relevant Account, will simultaneously place a redemption request with each Existing Fund and a purchase order with the corresponding Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the applicable Replacement Fund.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the applicable Accounts. No brokerage commissions, fees or other remuneration will be paid by either the Existing Funds or the Replacement Funds or by Affected Contract Owners in connection with the Substitutions. The transaction comprising the Substitutions will be consistent with the policies of each registered open-end management investment company involved and with the general purposes of the 1940 Act.

Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Company’s obligations under the Contracts be altered in any way. The Company or its affiliates or affiliates of Voya Variable Portfolios will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. Also, as described more fully below, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of an Existing Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

All Affected Contract Owners will be notified of this Application by means of supplements to the Contract prospectuses sent after the date the Application was first filed with the Commission. Among other information regarding the Substitutions, the supplements will inform Affected Contract Owners that beginning on the date of the supplements the Company will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from an Existing Fund (other than restrictions related to frequent or disruptive transfers) during the period beginning at least 30 days before the Effective Date through at least 30 days after the Effective Date. Following the date the order requested by this Application is issued, but at least 30 days before the Effective Date, Affected Contract Owners will be sent a “Pre-Substitution Notice,” consisting of a second supplement to the Contract prospectuses setting forth the intended Substitution of Existing Funds with Replacement Funds, the intended Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time during the period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date, to reallocate or withdraw accumulated value in the Existing Fund or Replacement Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. Beginning at least 30 days before the Effective Date through at least 30 days after the Effective Date, the Company will not exercise any right they may have under the Contracts to impose restrictions or fees on transfers from any Existing Fund or Replacement Fund under the Contracts (other than restrictions related to frequent or disruptive transfers). Additionally, all Affected Contract Owners will be sent prospectuses of the applicable Replacement Funds at least 30 days before the Effective Date.

Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation (“Post-Substitution Confirmation”) indicating that shares of each applicable Existing Fund have been redeemed and that the shares of the corresponding Replacement Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner’s account value before and immediately following the Substitutions have changed as a result of the Substitutions and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitutions.

D. Relief Requested. The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions.

IV APPLICANTS’ ANALYSIS IN SUPPORT OF REQUEST FOR
AN ORDER PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A. Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,4 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. 5

[4]
In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. See House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[5]	See id.

Congress responded to the Commission’s concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act. 6

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act. 7  The Applicants assert that the terms and conditions of the Substitutions meet the standards set forth in Section 26(c) and that the replacement of an Existing Fund with the corresponding Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants generally submit that the Substitutions meet the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past 8 and therefore request an order from the Commission pursuant to Section 26(c) approving the Substitutions.

[6]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).
[7]
While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(b) to apply to “a substitution of securities in any subaccount of a registered separate account.”  Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

[8]
See, e.g. New York Life Insurance and Annuity Corporation, et al.; (File No. 812-15121), Investment Company Act Release No. 34101 (November  20, 2020)(Order);  Voya Insurance and Annuity Company, et al., (File No 812-14856), Investment Company Act Release No. 33586 (August 9, 2019)(Order); The Guardian Insurance & Annuity Company, Inc., et al., (File No. 81214714), Investment Company Act Release No. 33003 (February 7, 2018)(Order); Commonwealth Annuity and Life Insurance Company, et al., (File No. 812-14646), Investment Company Act Release No. 32644 (May 23,2017)(Order); Transamerica Life Insurance Company, et al. (File No. 812-14490), Investment Company Act Release No. 32603 (April 19, 2017)(Order); Voya Retirement Insurance and Annuity Company, et al., (File No. 812-14302) Investment Company Act Release No. 31599 (May 12, 2015)(Order); ING Life Insurance and Annuity Company, et al., (File No. 812-14033), Investment Company Act Release No. 30461 (April 12, 2013)(Order); ING USA Annuity and Life Insurance Company, et al., (File No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007) (Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13260), Investment Company Act Release No. 27445 (August 15, 2006) (Order); ING USA Annuity and Life Insurance Company, et al., (File No. 812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13101), Investment Company Act Release No. 26711 (December 20, 2004) (Order); Security Life of Denver Insurance Company, et al., (File No. 812-11010), Investment Company Act Release No. 23291 (June 29, 1998) (Order).

B. Comparison of Fees and Expenses, Investment Objectives, Strategies and Risks, Expense Ratios and Total Return. At the time of the Substitutions the overall fees and expenses of each Replacement Fund will be less than those assessed by the corresponding Existing Fund.9 For each substitution, the share class of the Replacement Fund will be the same as the share class of the Existing Fund, except for those Contracts that already offer a cheaper share class of the Replacement Fund, the Substitutions will be into the cheaper share class rather than the same share class.

Furthermore, each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Accordingly, the Applicants believe that the fundamental investment objectives of the Affected Contract Owners will continue to be met after the Substitutions.

 Comparative information regarding fees and expenses (including management fee breakpoints),10 investment objectives and strategies, expense ratios and total return for the proposed Substitutions is as follows.

1. Voya Growth and Income Portfolio for the Voya Russell® Large Cap Index Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published prospectus are as follows:

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund Voya Growth and Income Portfolio	Class ADV 0.60%	0.50%	0.07%	1.17%	-0.10%	1.07%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class ADV 0.35%	0.50%	0.09%	0.94%	-0.08%	0.86%

9 For two years following the Effective Date the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of that Fund’s most recent fiscal year. To achieve this limitation, the Replacement Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Company will not increase the Contract fees and charges including asset based charges such as mortality expense risk charges deducted from the subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date.
10 The tables show the operating expenses for the Replacement Fund and the Existing Fund as a ratio of expenses to average daily net assets. Unless otherwise noted, the fees and expenses of the Replacement Fund and the Existing Fund are based on net assets as of  the date of the most recent fund prospectuses..

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund Voya Growth and Income Portfolio	Class I 0.60%	N/A	0.07%	0.67%	-0.05%	0.62%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class I 0.35%	N/A	0.09%	0.44%	-0.08%	0.36%

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund Voya Growth and Income Portfolio	Class ADV 0.60%	0.50%	0.07%	1.17%	-0.10%	1.07%
Existing Fund Voya Growth and Income Portfolio	Class S 0.60%	0.25%	0.07%	0.92%	-0.05%	0.87%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class S 0.35%	0.25%	0.09%	0.69%	-0.08%	0.61%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
Voya Growth and Income Portfolio Management Fee: 0.60%		Voya Russell Large Cap Index Portfolio Management Fee: 0.35%
Management Fee Breakpoints		Management Fee Breakpoints
0.600% 0.550% 0.525% 0.600%	First $5B Next $5B Thereafter Blended	0.350% 0.330% 0.310% 0.350%	First $1B Next $1B Thereafter Blended

c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
Voya Growth and Income Portfolio

Investment Objective –
The Portfolio seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 65% of its total assets in common stocks that the sub-adviser (“Sub-Adviser”) believes have significant potential for capital appreciation, income growth, or both.

The Sub-Adviser may invest principally in common stock and securities convertible into common stock having significant potential for capital appreciation, may purchase common stock principally for their income potential through dividends, or may acquire securities having a mix of these characteristics.

The Portfolio may invest in derivative instruments including, but not limited to, put and call options. The Portfolio may also engage in option writing. The Portfolio typically uses derivatives to seek to reduce exposure to volatility and to substitute for taking a position in the underlying asset.

The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Portfolio may also invest in real estate-related securities, including real estate investment trusts.

In managing the Portfolio, the Sub-Adviser emphasizes stocks of larger companies; looks to strategically invest the Portfolio's assets in stocks of mid-sized companies and up to 25% of its total assets in stocks of foreign issuers, depending upon market conditions; and utilizes an intensive, fundamentally driven research process to evaluate company financial characteristics (e.g., price-to-earnings ratios, growth rates, and earnings estimates) to select securities within each class. In analyzing these characteristics, the Sub-Adviser attempts to identify positive earnings momentum and positive valuation characteristics in selecting securities whose perceived value is not reflected in their price.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Dividend: Companies that issue dividend yielding equity securities are not required to continue to pay dividends on such securities. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. As a result, the Portfolio’s ability to execute its investment strategy may be limited.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company’s growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid- and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Option Writing: When the Portfolio writes a covered call option, it assumes the risk that it must sell the underlying security at an exercise price that may be lower than the market price of the security, and it gives up the opportunity to profit from a price increase in the underlying security above the exercise price. In addition, the Portfolio continues to bear the risk of a decline in the value of the underlying securities.
When the Portfolio writes an index call option, it assumes the risk that it must pay the purchaser of the option a cash payment equal to any appreciation in the value of the index over the strike price of the call option during the option’s life. While the amount of the Portfolio’s potential loss is offset by the premium received when the option was written, the amount of the loss is theoretically unlimited. When the Portfolio purchases a call or put option and that option expires unexercised, the Portfolio will experience a loss in the amount of the premium it paid.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Real Estate Companies and Real Estate Investment Trusts (“REITs”): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, environmental problems, overbuilding, high foreclosure rates and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Some REITs may invest in a limited number of properties, in a narrow geographic area or in a single property type, which increases the risk that the Portfolio could be unfavorably affected by the poor performance of a single investment or investment type. These companies are also sensitive to factors such as changes in real estate values and property taxes, market interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and creditworthiness of the issuer. Borrowers could default on or sell investments the REIT holds, which could reduce the cash flow needed to make distributions to investors. In addition, REITs may also be affected by tax and regulatory requirements in that a REIT may not qualify for favorable tax treatment or regulatory exemptions. REITs require specialized management and pay management expenses. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company’s value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio’s value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio’s relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Voya Russell Large Cap Index Portfolio

Investment Objective –
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index (“Index”).

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately 69% of the total market capitalization of the Russell 1000® Index. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2019 ranged from $23.9 billion to $1.3 trillion. Because the Portfolio’s assets invested in common stocks will be allocated in approximately the same relative proportion as the Index, the Portfolio may concentrate to approximately the same extent that the Index concentrates in the stock of a particular industry or group of industries. As of February 28, 2020, a portion of the Index was concentrated in the information technology sector.

In seeking to track the performance of the Index, the Portfolio may become “non-diversified,” as defined in the 1940 Act, as a result of a change in relative market capitalizations or index weightings of one or more components of the Index. As a result, whether at any time the Portfolio will be considered “diversified” or “non-diversified” will depend largely on the make-up of the Index at the time.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration (Index): To the extent that the Portfolio’s index “concentrates,” as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index’s performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio’s investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio’s performance and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. In addition, the Portfolio’s actual holdings might not match the index and the Portfolio’s effective exposure to index securities at any given time may not precisely correlate.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid- and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.
Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Non-Diversification (Index): Depending on the composition of the Index, the Portfolio may at any time, with respect to 75% of the Portfolio’s total assets, invest more than 5% of the value of its total assets in the securities of any one issuer. As a result, the Portfolio would at that time be “non-diversified,” as defined in the 1940 Act. A “non-diversified” mutual fund may invest a greater percentage of its assets in the securities of a single issuer than may a “diversified” mutual fund. A “non-diversified” investment company is subject to the risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. The Portfolio may significantly underperform other mutual funds or investments due to the poor performance of relatively few stocks, or even a single stock, and the Portfolio’s shares may experience significant fluctuations in value.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

d. Comparison.  The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap equity portfolio which on a trailing five year monthly return basis exhibit a high correlation to each other with similar risks and weighted average holdings from a Morningstar style box perspective. Each falls within the Morningstar US Equity Large Cap Blend style box and as defined by Morningstar, a majority of the Existing and Replacement Funds’ equity holdings are classified as large cap stocks.  While there are differences between the Existing Fund and the Replacement Fund, those differences are not necessarily larger than one would expect to be exhibited by two portfolios within the same asset class, with similar benchmarks and principal investment strategies as there is significant investment flexibility within those constraints.

The Existing Fund’s investment objective is to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks.  It is anticipated that capital appreciation and investment income will both be major factors in achieving total return, and the Replacement Fund seeks investment results that correspond to the total return of the Russell Top 200 Index (the “Index”). Under normal circumstances, the Existing Fund invests at least 65% of its total assets in common stocks that the sub-adviser (“Sub-Adviser”) believes have significant potential for capital appreciation, income growth, or both.  The Sub-Adviser may invest principally in common stock and securities convertible into common stock having significant potential for capital appreciation, may purchase common stock principally for their income potential through dividends, or may acquire securities having a mix of these characteristics. Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The manager(s) of the Replacement Fund employ a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund’s and Replacement Fund’s investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

As shown in the performance tables below, during all the periods shown the Replacement Fund has exhibited better performance to the Existing Fund at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily a large cap equity portfolios that exhibit a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

e. Expense Ratios and Total Return. As of December 31, 2020, the total annual return figures for each fund in this proposed substitution using the net annual expenses as of the most recently published prospectuses are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund Voya Growth and Income Portfolio	Class ADV 1.07%	16.74%	12.52%	13.27%	11.62%	12/20/2006 7.93%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class ADV 0.86%	21.24%	15.03%	15.44%	13.67%	3/10/2008 10.51%

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund Voya Growth and Income Portfolio	Class I 0.62%	17.26%	13.03%	13.79%	12.12%	12/31/1979 10.68%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class I 0.36%	21.86%	15.61%	16.01%	14.26%	3/10/2008 11.07%

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund Voya Growth and Income Portfolio	Class ADV 1.07%	16.74%	12.52%	13.27%	11.62%	12/20/2006 7.93%
Existing Fund Voya Growth and Income Portfolio	Class S 0.87%	16.93%	12.73%	13.49%	11.84%	6/11/2003 8.92%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class S 0.61%	21.58%	15.32%	15.73%	13.95%	3/10/2008 10.79%

The Replacement Fund has outperformed the Existing Fund over all the periods shown. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Index Portfolio – Class ADV Class I and Class S immediately following the proposed substitution will be approximately $926,055,769 and $467,750,820 and $1,045,733,815 (not taking into consideration the net assets associated with the substitution discussed in IV.B.2 below), respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($105,901,196 for Class ADV, $458,240,612 for Class I and $597,178,042 for Class S) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2020, ($820,154,573 for Class ADV, $9,510,208 for Class I and $448,555,774 for Class S). It is estimated that approximately 39.5% of the entire Existing Fund’s net assets will be allocated to the Replacement Fund as a consequent of the Substitution.

2. ProFund VP Bull for the Voya Russell® Large Cap Index Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published prospectus are as follows:

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund ProFund VP Bull	0.75%	0.25%	0.70%	1.70%	-0.02%	1.68%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class S 0.35%	0.25%	0.09%	0.69%	-0.08%	0.61%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
ProFund VP Bull Management Fee: 0.75%	Voya Russell Large Cap Index Portfolio Management Fee: 0.35%
No Management Fee Breakpoint	Management Fee Breakpoints
	0.350% 0.330% 0.310% 0.350%	First $1B Next $1B Thereafter Blended

c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
ProFund VP Bull

Investment Objective –
ProFund VP Bull (the “Fund”) seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500® Index (the “Index”).

Principal Investment Strategies –
The Fund invests in financial instruments that ProFund Advisors believes, in combination, should have similar return characteristics as the return of the Index. The Index is constructed and maintained by S&P Dow Jones Indices LLC. The Index is a measure of large-cap U.S. stock market performance. It is a float adjusted, market capitalization-weighted index of 500 U.S. operating companies and real estate investment trusts selected through a process that factors in criteria such as liquidity, price, market capitalization and financial viability. The Index is published under the Bloomberg ticker symbol “SPX.” The Fund will invest principally in the financial instruments set forth below. The Fund expects that its cash balances maintained in connection with the use of financial instruments will typically be held in money market instruments.

Equity Securities — The Fund invests in common stock issued by public companies.

Derivatives — The Fund invests in derivatives, which are financial instruments whose value is derived from the value of an underlying asset or assets, such as stocks, bonds, funds (including exchange-traded funds (“ETFs”)), interest rates or indexes. The Fund invests in derivatives as a substitute for investing directly in stocks in order to gain exposure to the Index. These derivatives principally include:
• Swap Agreements — Contracts entered into primarily with major global financial institutions for a specified period ranging from a day to more than one year. In a standard “swap” transaction, two parties agree to exchange the return (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross return to be exchanged or “swapped” between the parties is calculated with respect to a “notional amount,” e.g., the return on or change in value of a particular dollar amount invested in a “basket” of securities or an ETF representing a particular index. •
• Futures Contracts — Standardized contracts traded on, or subject to the rules of, an exchange that call for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

Money Market Instruments —The Fund invests in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles, for example:
• U.S. Treasury Bills — U.S. government securities that have initial maturities of one year or less, and are supported by the full faith and credit of the U.S. government. •
• Repurchase Agreements — Contracts in which a seller of securities, usually U.S. government securities or other highly liquid securities, agrees to buy the securities back at a specified time and price. Repurchase agreements are primarily used by the Fund as a short-term investment vehicle for cash positions.

ProFund Advisors uses a mathematical approach to investing. Using this approach, ProFund Advisors determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with the Fund’s investment objective. The Fund may invest in or gain exposure to only a representative sample of the securities in the Index or to securities or financial instruments not contained in the Index, with the intent of obtaining exposure with aggregate characteristics similar to those of the Index. In managing the assets of the Fund, ProFund Advisors does not invest the assets of the Fund in securities or financial instruments based on ProFund Advisors’ view of the investment merit of a particular security, instrument, or company, nor does it conduct conventional investment research or analysis or forecast market movement or trends. The Fund seeks to remain fully invested at all times in securities and/or financial instruments that, in combination, provide exposure to the Index, without regard to market conditions, trends or direction.

The Fund will concentrate or focus its investments in a particular industry or group of industries to approximately the same extent the Index is concentrated or focused. As of the close of business on December 31, 2019, the Index was not concentrated in an industry group, but was focused in the information technology industry group.

 Please see “Investment Objectives, Principal Investment Strategies and Related Risks” in the Fund’s Prospectus for additional details.

Principal Risks –
You could lose money by investing in the Fund.

 The principal risks described below are intended to provide information about the factors likely to have a significant adverse impact on the Fund’s returns and consequently the value of an investment in the Fund. The risks are presented in an order intended to facilitate readability and their order does not imply that the realization of one risk is more likely to occur than another risk or likely to have a greater adverse impact than another risk.

Equity and Market Risk: Equity markets are volatile, and the value of securities, swaps, futures and other instruments correlated with equity markets may fluctuate dramatically from day-to-day. Equity markets are subject to corporate, political, regulatory, market and economic developments, as well as developments that impact specific economic sectors, industries or segments of the market. Further, stocks in the Index may underperform other equity investments. Volatility in the markets and/or market developments may cause the value of an investment in the Fund to decrease over short or long periods of time.

Concentration and Focused Investing:  To the extent that the Fund’s Index is concentrated in (i.e., composed of securities that represent 25 percent or more of the value of the Index) or focused in (i.e., composed of securities that represent a substantial portion of its value, but less than 25 percent) an industry or group of industries, the Fund will allocate its investments to approximately the same extent as the Index. As a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested across industries. Financial, economic, business, regulatory conditions, and other developments affecting issuers in a particular industry or group of industries will have a greater effect on the Fund, and if securities of the particular industry or group of industries as a group fall out of favor, the Fund could underperform, or its net asset value may be more volatile than, funds that have greater industry diversification.

Large-Cap Company Investment Risk: Exposure to stocks of large-cap companies may subject the Fund to certain risks. Although returns on investments in large-cap companies are often perceived as being less volatile than the returns of companies with smaller market capitalizations, the return on large-cap securities could trail the returns on investments in smaller and mid-sized companies for a number of reasons. For example, large-cap companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies.

Natural Disaster/Epidemic Risk: Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics (for example, the novel coronavirus COVID-19), have been and can be highly disruptive to economies and markets and have recently led, and may continue to lead, to increased market volatility and significant market losses. Such natural disaster and health crises could exacerbate political, social, and economic risks previously mentioned, and result in significant breakdowns, delays, shutdowns, social isolation, and other disruptions to important global, local and regional supply chains affected, with potential corresponding results on the operating performance of the Fund and its investments. A climate of uncertainty and panic, including the contagion of infectious viruses or diseases, may adversely affect global, regional, and local economies and reduce the availability of potential investment opportunities, and increases the difficulty of performing due diligence and modeling market conditions, potentially reducing the accuracy of financial projections. Under these circumstances, the Fund may have difficulty achieving its investment objectives which may adversely impact Fund performance. Further, such events and efforts to mitigate their effects can be highly disruptive to economies and markets, significantly disrupt the operations of individual companies (including, but not limited to, the Fund’s investment advisor and third party service providers), sectors, industries, markets, securities and commodity exchanges, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Fund’s investments. These factors can cause substantial market volatility, exchange trading suspensions and closures, changes in the availability of and the margin requirements for certain instruments, and can impact the ability of the Fund to complete redemptions and otherwise affect Fund performance and Fund trading in the secondary market. A widespread crisis may also affect the global economy in ways that cannot necessarily be foreseen at the current time. How long such events will last and whether they will continue or recur cannot be predicted. Impacts from these could have a significant impact on the Fund’s performance, resulting in losses to your investment.

Risk that Current Assumptions and Expectations Could Become Outdated As a Result of Global Economic Shocks: The onset of the novel coronavirus (COVID-19) has caused significant shocks to global financial markets and economies, with many governments taking extreme actions to slow and contain the spread of COVID-19. These actions have had, and likely will continue to have, a severe economic impact on global economies as economic activity in some instances has essentially ceased. Financial markets across the globe are experiencing severe distress at least equal to what was experienced during the global financial crisis in 2008. In March 2020, U.S. equity markets entered a bear market in the fastest such move in the history of U.S. financial markets. Contemporaneous with the onset of the COVID-19 pandemic in the US, oil experienced shocks to supply and demand, impacting the price and volatility of oil. The global economic shocks being experienced as of the date hereof may cause the underlying assumptions and expectations of the Fund’s investment strategies to become outdated quickly or inaccurate, resulting in significant losses.

Risks Associated with the Use of Derivatives: Investing in derivatives may be considered aggressive and may expose the Fund to greater risks and may result in larger losses or smaller gains than investing directly in the reference asset(s) underlying those derivatives. These risks include counterparty risk, liquidity risk and increased correlation risk. When the Fund uses derivatives, there may be imperfect correlation between the value of the reference asset(s) underlying the derivative (e.g., the securities in the Index) and the derivative, which may prevent the Fund from achieving its investment objective. Because derivatives often require only a limited initial investment, the use of derivatives also may expose the Fund to losses in excess of those amounts initially invested. The Fund may use a combination of swaps on the Index and swaps on an ETF that is designed to track the performance of the Index. The performance of an ETF may not track the performance of the Index due to embedded costs and other factors. Thus, to the extent the Fund invests in swaps that use an ETF as the reference asset, the Fund may be subject to greater correlation risk and may not achieve as high a degree of correlation with the Index as it would if the Fund only used swaps on the Index. Moreover, with respect to the use of swap agreements, if the Index has a dramatic intraday move that causes a material decline in the Fund’s net assets, the terms of a swap agreement between the Fund and its counterparty may permit the counterparty to immediately close out the transaction with the Fund. In that event, the Fund may be unable to enter into another swap agreement or invest in other derivatives to achieve the desired exposure consistent with the Fund’s investment objective. This, in turn, may prevent the Fund from achieving its investment objective, even if the Index reverses all or a portion of its intraday move by the end of the day. As a result, the value of an investment in the Fund may change quickly and without warning. Any costs associated with using derivatives will also have the effect of lowering the Fund’s return.

Correlation Risk: A number of factors may affect the Fund’s ability to achieve a high degree of correlation with the Index, and there is no guarantee that the Fund will achieve a high degree of correlation. Failure to achieve a high degree of correlation may prevent the Fund from achieving its investment objective. Factors that may adversely affect the Fund’s correlation with the Index include fees, expenses, transaction costs, income items, valuation methodology, accounting standards and disruptions or illiquidity in the markets for the financial instruments in which the Fund invests. The Fund may not have investment exposure to all of the securities in the Index, or its weighting of investment exposure to securities may be different from that of the Index. In addition, the Fund may invest in securities not included in the Index. The Fund may take or refrain from taking positions in order to improve tax efficiency, comply with regulatory restrictions, or for other reasons, each of which may negatively affect the Fund’s correlation with the Index. The Fund may also be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being over- or underexposed to the Index and may be impacted by Index reconstitutions and Index rebalancing events. Additionally, the Fund’s underlying investments and/or reference assets may trade on markets that may not be open on the same day, or at the same time, as the Fund, which may cause a difference between the changes in the performance of the Fund and the performance of the Index. Any of these factors could decrease correlation between the performance of the Fund and the Index and may hinder the Fund’s ability to meet its investment objective.

Counterparty Risk: The Fund will invest in derivatives involving third parties (i.e., counterparties). The use of derivatives involves risks that are different from those associated with ordinary portfolio securities transactions. The Fund will be subject to credit risk (i.e., the risk that a counterparty is or is perceived to be unwilling or unable to make timely payments or otherwise meet its contractual obligations) with respect to the amount it expects to receive from counterparties to derivatives and repurchase agreements entered into by the Fund. If a counterparty becomes bankrupt or fails to perform its obligations, or if any collateral posted by the counterparty for the benefit of the Fund is insufficient or there are delays in the Fund’s ability to access such collateral, the value of an investment in the Fund may decline.

Non-Diversification Risk:  The Fund is classified as “nondiversified” under the Investment Company Act of 1940, as amended (“1940 Act”), and has the ability to invest a relatively high percentage of its assets in the securities of a small number of issuers susceptible to a single economic, political or regulatory event or in financial instruments with a single counterparty or a few counterparties. This may increase the Fund’s volatility and cause performance of a relatively smaller number of issuers or the credit of one or a relatively smaller number of counterparties to have a greater impact on the Fund’s performance. Notwithstanding the Fund’s status as a “non-diversified” investment company under the 1940 Act, the Fund intends to qualify as a “regulated investment company” (“RIC”) accorded special tax treatment under the Internal Revenue Code, which imposes its own diversification requirements that are less restrictive than the requirements applicable to “diversified” investment companies under the 1940 Act.

Index Performance Risk:  The Fund is linked to an Index maintained by a third party provider unaffiliated with the Fund or ProFund Advisors. There can be no guarantee or assurance that the methodology used by the third party provider to create the Index will result in the Fund achieving positive returns. Further, there can be no guarantee that the methodology underlying the Index or the daily calculation of the Index will be free from error. It is also possible that the value of the Index may be subject to intentional manipulation by third-party market participants. The Index used by the Fund may underperform other asset classes and may underperform other similar indices. Each of these factors could have a negative impact on the performance of the Fund.

Active Investor Risk: The Fund permits short-term trading of its securities. A significant portion of assets invested in the Fund may come from professional money managers and investors who use the Fund as part of active trading or tactical asset allocation strategies. These strategies often call for frequent trading to take advantage of anticipated changes in market conditions, which could increase portfolio turnover and may result in additional costs for the Fund. In addition, large movements of assets into and out of the Fund may have a negative impact on the Fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. In certain circumstances, the Fund’s expense ratio may vary from current estimates or the historical ratio disclosed in this Prospectus.

Early Close/Late Close/Trading Halt Risk — An exchange or market may close early, close late or issue trading halts on specific financial instruments. The ability to trade certain financial instruments may be restricted, which may result in the Fund being unable to trade those and other related financial instruments. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and/or may incur substantial trading losses.

Liquidity Risk: In certain circumstances, such as the disruption of the orderly markets for the financial instruments in which the Fund invests, the Fund might not be able to acquire or dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProFund Advisors. Markets for the financial instruments in which the Fund invests may be disrupted by a number of events, including but not limited to economic crises, health crises, natural disasters, excessive volatility, new legislation, or regulatory changes inside or outside of the U.S. For example, regulation limiting the ability of certain financial institutions to invest in certain financial instruments would likely reduce the liquidity of those securities. These situations may prevent the Fund from limiting losses, realizing gains or achieving a high correlation with the Index.

Portfolio Turnover Risk:  The Fund may incur high portfolio turnover to manage the Fund’s investment exposure. Additionally, active trading of the Fund’s shares may cause more frequent purchase and sales activities that could, in certain circumstances, increase the number of portfolio transactions. High levels of portfolio transactions increase brokerage and other transaction costs. Each of these factors could have a negative impact on the performance of the Fund.

Tax Risk: In order to qualify for the special tax treatment accorded a regulated investment company (“RIC”) and its shareholders, the Fund must derive at least 90% of its gross income for each taxable year from “qualifying income,” meet certain asset diversification tests at the end of each taxable quarter, and meet annual distribution requirements. The Fund’s pursuit of its investment strategies will potentially be limited by the Fund’s intention to qualify for such treatment and could adversely affect the Fund’s ability to so qualify. The Fund can make certain investments, the treatment of which for these purposes is unclear. If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and were ineligible to or were not to cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. In addition, in order to requalify for taxation as a RIC, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions. Please see the Statement of Additional Information for more information.

Valuation Risk:  In certain circumstances, (e.g., if ProFund Advisors believes market quotations do not accurately reflect the fair value of an investment or a trading halt closes an exchange or market early), ProFund Advisors may, in its sole discretion, choose to determine a fair value price as the basis for determining the market value of such investment for such day. The fair value of an investment determined by ProFund Advisors may be different from other value determinations of the same investment. Portfolio investments that are valued using techniques other than market quotations, including “fair valued” investments, may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. In addition, there is no assurance that the Fund could sell a portfolio investment for the value established for it at any time, and it is possible that the Fund would incur a loss because a portfolio investment is sold at a discount to its established value.

Voya Russell Large Cap Index Portfolio

Investment Objective –
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index (“Index”).

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately 69% of the total market capitalization of the Russell 1000® Index. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2019 ranged from $23.9 billion to $1.3 trillion. Because the Portfolio’s assets invested in common stocks will be allocated in approximately the same relative proportion as the Index, the Portfolio may concentrate to approximately the same extent that the Index concentrates in the stock of a particular industry or group of industries. As of February 28, 2020, a portion of the Index was concentrated in the information technology sector.

In seeking to track the performance of the Index, the Portfolio may become “non-diversified,” as defined in the 1940 Act, as a result of a change in relative market capitalizations or index weightings of one or more components of the Index. As a result, whether at any time the Portfolio will be considered “diversified” or “non-diversified” will depend largely on the make-up of the Index at the time.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration (Index): To the extent that the Portfolio’s index “concentrates,” as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index’s performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio’s investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio’s performance and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. In addition, the Portfolio’s actual holdings might not match the index and the Portfolio’s effective exposure to index securities at any given time may not precisely correlate.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid- and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers

Non-Diversification (Index): Depending on the composition of the Index, the Portfolio may at any time, with respect to 75% of the Portfolio’s total assets, invest more than 5% of the value of its total assets in the securities of any one issuer. As a result, the Portfolio would at that time be “non-diversified,” as defined in the 1940 Act. A “non-diversified” mutual fund may invest a greater percentage of its assets in the securities of a single issuer than may a “diversified” mutual fund. A “non-diversified” investment company is subject to the risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. The Portfolio may significantly underperform other mutual funds or investments due to the poor performance of relatively few stocks, or even a single stock, and the Portfolio’s shares may experience significant fluctuations in value.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

d.  Comparison.  The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap equity portfolio which on a trailing five year monthly return basis exhibit a high correlation to each other with similar risks and weighted average holdings from a Morningstar style box perspective. Each falls within the Morningstar US Equity Large Cap Blend style box and as defined by Morningstar, a majority of the Existing and Replacement Funds’ equity holdings are classified as large cap stocks.  While there are differences between the Existing Fund and the Replacement Fund, those differences are not necessarily larger than one would expect to be exhibited by two portfolios within the same asset class, with similar benchmarks and principal investment strategies as there is significant investment flexibility within those constraints.

The Existing Fund’s investment objective seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500® Index (the “Index”)., and the Replacement Fund seeks investment results that correspond to the total return of the Russell Top 200 Index (the “Index”). Under normal circumstances, the Existing Fund invests in financial instruments that ProFund Advisors believes, in combination, should have similar return characteristics as the return of the Index. The Index is constructed and maintained by S&P Dow Jones Indices LLC. The Index is a measure of large-cap U.S. stock market performance. It is a float adjusted, market capitalization-weighted index of 500 U.S. operating companies and real estate investment trusts selected through a process that factors in criteria such as liquidity, price, market capitalization and financial viability. . Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index... The manager(s) of the Replacement Fund employ a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund’s and Replacement Fund’s investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

As shown in the performance tables below, during all the periods shown the Replacement Fund has exhibited better performance to the Existing Fund at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily a large cap equity portfolios that exhibit a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

e.  Expense Ratios and Total Return. As of December 31, 2020, the total annual return figures for each fund in this proposed substitution using the net annual expenses as of the most recently published prospectuses are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund ProFund VP Bull	1.68%	16.03%	11.96%	12.93%	11.66%	05/01/01 5.68%
Replacement Fund Voya Russell Large Cap Index Portfolio	Class S 0.86%	21.58%	15.32%	15.73%	13.95%	3/10/2008 10.79%

The Replacement Fund has outperformed the Existing Fund over all the periods shown. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f.  Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Index Portfolio –Class S immediately following the proposed substitution will be approximately $603,740,498 (not taking into consideration the net assets associated with the substitution discussed in IV.B.1 above). This is based on estimated net assets of the Replacement Fund immediately before the substitution ($597,178,042 for Class S) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2020 ($6,562,456). It is estimated that approximately 9% of the entire Existing Fund’s net assets will be allocated to the Replacement Fund as a consequent of the Substitution.

3. Voya Large Cap Value Portfolio for the Voya Russell® Large Cap Value Index Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published prospectus are as follows:

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund Voya Large Cap Value Portfolio	Class I 0.72%	N/A	0.09%	0.81%	-0.17%	0.64%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class I 0.46%	N/A	0.06%	0.52%	-0.10%	0.42%

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund Voya Large Cap Value Portfolio	Class ADV 0.72%	0.60%	0.09%	1.41%	-0.17%	1.24%
Existing Fund Voya Large Cap Value Portfolio	Class S 0.72%	0.25%	0.09%	1.06%	-0.17%	0.89%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class S 0.46%	0.25%	0.06%	0.77%	-0.10%	0.67%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
Voya Large Cap Value Portfolio Management Fee: 0.72%		Voya Russell Large Cap Value Index Portfolio Management Fee: 0.46%
Management Fee Breakpoints		Management Fee Breakpoints
0.750% 0.700% 0.650% 0.720%	First $500M Next $1.5B Thereafter Blended	0.500% 0.400% 0.350% 0.460%	First $250M Next $250M Thereafter Blended

c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
Voya Large Cap Value Portfolio
Investment Objective –
The Portfolio seeks long-term growth of capital and current income.

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in a portfolio of equity securities of dividend-paying, large-capitalization issuers. The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. For this Portfolio, the sub-adviser (“Sub-Adviser”) defines large-capitalization companies as companies with market capitalizations that fall within the collective range of companies within the Russell 1000® Value Index (“Index”) at the time of purchase. The market capitalization of companies in the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2019 ranged from $823.7 million to $553.7 billion. Equity securities include common stocks, preferred stocks, warrants, and convertible securities. The Portfolio may invest in foreign securities, including companies located in countries with emerging securities markets, when the Sub-Adviser believes they present attractive investment opportunities. The Portfolio may invest in real estate securities including real estate investment trusts.

The Sub-Adviser seeks to construct a portfolio of securities with a dividend yield that exceeds the average dividend yield of the companies included in the Index. The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Sub-Adviser uses a valuation-based screening process to assist in the selection of companies according to criteria which include the following:
 • an above-average dividend yield, and stability and growth of the dividend;
• market capitalization that is usually above $1 billion (although the Portfolio may also invest up to 20% of its assets in small- and mid-capitalization companies); and
• the potential for growth of the dividend yield over several years.

The Sub-Adviser may from time to time select securities that do not meet all of these criteria. The Sub-Adviser then conducts intensive fundamental research on each company to evaluate its growth, profitability, and valuation characteristics.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Dividend: Companies that issue dividend yielding equity securities are not required to continue to pay dividends on such securities. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. As a result, the Portfolio’s ability to execute its investment strategy may be limited.

Foreign Investments/Developing and Emerging Markets:
Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.
Foreign investment risks may be greater in developing and emerging markets than in developed markets.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Investment Model: A manager’s proprietary model may not adequately allow for existing or unforeseen market factors or the interplay between such factors.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid- and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Real Estate Companies and Real Estate Investment Trusts (“REITs”): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company’s value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio’s value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio’s relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Voya Russell Large Cap Value Index Portfolio
Investment Objective –
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (“Index”).

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2019 ranged from $23.9 billion to $553.7 billion. Because the Portfolio’s assets invested in common stocks will be allocated in approximately the same relative proportion as the Index, the Portfolio may concentrate to approximately the same extent that the Index concentrates in the stock of a particular industry or group of industries. As of February 28, 2020, a portion of the Index was concentrated in the financials sector and a portion of the Index was focused in the health care sector.

In seeking to track the performance of the Index, the Portfolio may become “non-diversified,” as defined in the 1940 Act, as a result of a change in relative market capitalizations or index weightings of one or more components of the Index. As a result, whether at any time the Portfolio will be considered “diversified” or “non-diversified” will depend largely on the make-up of the Index at the time.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration (Index): To the extent that the Portfolio’s index “concentrates,” as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing: To the extent that the Portfolio’s index is substantially composed of securities in a particular industry, sector, market segment, or geographic area, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested. Economic conditions, political or regulatory conditions, or natural or other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments will have a greater effect on the Portfolio, and if securities of a particular industry, sector, market segment, or geographic area as a group fall out of favor the Portfolio could underperform, or be more volatile than, funds that have greater diversification.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index’s performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio’s investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio’s performance and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. In addition, the Portfolio’s actual holdings might not match the index and the Portfolio’s effective exposure to index securities at any given time may not precisely correlate.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors.
If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid- and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Non-Diversification (Index): Depending on the composition of the Index, the Portfolio may at any time, with respect to 75% of the Portfolio’s total assets, invest more than 5% of the value of its total assets in the securities of any one issuer. As a result, the Portfolio would at that time be “non-diversified,” as defined in the 1940 Act. A “non-diversified” mutual fund may invest a greater percentage of its assets in the securities of a single issuer than may a “diversified” mutual fund. A “non-diversified” investment company is subject to the risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. The Portfolio may significantly underperform other mutual funds or investments due to the poor performance of relatively few stocks, or even a single stock, and the Portfolio’s shares may experience significant fluctuations in value.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company’s value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio’s value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio’s relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

d. Comparison.  The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio which on a trailing five year monthly return basis exhibit a high correlation to each other with similar risks and weighted average holdings from a Morningstar style box perspective. Each falls within the Morningstar US Equity Large Cap Value style box and as defined by Morningstar, a majority of the Existing and Replacement Funds’ equity holdings are classified large cap stocks.  While there are differences between the Existing Fund and the Replacement Fund, those differences are not necessarily larger than one would expect to be exhibited by two portfolios within the same asset class, with similar benchmarks and principal investment strategies as there is significant investment flexibility within those constraints.

The Existing Fund’s investment objective long-term growth of capital and current income, and the Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (the “Index”). Under normal circumstances, the Existing Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in a portfolio of equity securities of dividend-paying, large-capitalization issuers. The Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The manager(s) of the Replacement Fund employ a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund’s and Replacement Fund’s investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

As shown in the performance tables below, while the short-term returns of the Existing Fund were better than those of the Replacement Fund, over the longer term (the 10-year and since inception periods) the Replacement Fund outperformed the Existing Fund at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily a large cap value equity portfolios that exhibit a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.
e. Expense Ratios and Total Return. As of December 31, 2020, the total annual return figures for each fund in this proposed substitution using the net annual expenses as of the most recently published prospectuses are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund Voya Large Cap Value Portfolio	Class I 0.64%	6.28%	7.02%	9.65%	9.99%	5/11/2007 6.18%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class I 0.42%	1.48%	6.06%	9.38%	10.13%	5/1/2009 11.86%

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund Voya Large Cap Value Portfolio	Class ADV 1.24%	5.61%	6.41%	9.00%	9.32%	5/11/2007 5.57%
Existing Fund Voya Large Cap Value Portfolio	Class S 0.89%	5.97%	6.75%	9.36%	9.71%	5/11/2007 5.91%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class S 0.67%	1.20%	5.80%	9.10%	9.85%	5/1/2009 11.59%

Consistent with the long-term nature of the Contracts, the Replacement Fund has outperformed the Existing Fund over the 10-year and since inception periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Index Portfolio – Class I and Class S immediately following the proposed substitution will be approximately $88,262,543 and $1,356,287,942 (not taking into consideration the net assets associated with the substitution discussed in IV.B.4 below), respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($88,151,476 for Class I and $771,998,286 for Class S) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2020, ($362,931 for Class ADV, $111,067 for Class I and $583,926,725 for Class S). It is estimated that approximately 59% of the entire Existing Fund’s net assets will be allocated to the Replacement Fund as a consequent of the Substitution.

4. VY T. Rowe Price Equity Income Portfolio for the Voya Russell® Large Cap Index Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published prospectus are as follows:

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund VY T. Rowe Price Equity Income Portfolio	Class ADV 0.64%	0.60%	N/A	1.24%	-0.03%	1.21%
Existing Fund VY T. Rowe Price Equity Income Portfolio	Class S 0.64%	0.25%	N/A	0.89%	-0.03%	0.86%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class S 0.46%	0.25%	0.06%	0.77%	-0.10%	0.67%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
VY T. Rowe Price Equity Income Portfolio Management Fee: 0.64%		Voya Russell Large Cap Value Index Portfolio Management Fee: 0.46%
Management Fee Breakpoints		Management Fee Breakpoints
0.750% 0.700% 0.650% 0.600% 0.640%	First $750M Next $1.25B Next 1.5B Thereafter Blended	0.500% 0.400% 0.350% 0.460%	First $250M Next $250M Thereafter Blended

c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY T. Rowe Price Equity Income Portfolio Investment Objective –
The Portfolio seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued.

While most of the Portfolio's assets will be invested in U.S. common stocks, it may also invest in other securities, including convertible securities, warrants, preferred stocks, foreign securities, debt instruments, including high-yield debt instruments commonly known as “junk bonds,” and futures and options in keeping with its objectives. Futures and options contracts may be bought or sold for any number of reasons, including to manage exposure to changes in securities prices, foreign currencies, and credit quality; as an efficient means of increasing or decreasing the Portfolio’s exposure to a specific part or broad segment of the U.S. market or a foreign market; in an effort to enhance income; to protect the value of portfolio securities; and to serve as a cash management tool. Investments in a company may also be made through a privately negotiated note or loan, including loan participations and assignments. The Portfolio generally seeks investments in large capitalization companies and the Portfolio’s yield, which reflects the level of dividends paid by the Portfolio, is expected to normally exceed the yield of the Russell 1000® Value Index (“Index”). In pursuing its investment objective, the sub-adviser (“Sub-Adviser”) has the discretion to purchase some securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the Sub-Adviser believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, a new product introduction or innovation, or a favorable competitive development. The Portfolio may at times invest significantly in certain sectors, such as the financials sector. The Portfolio may also invest in shares of affiliated and internally managed money market funds of T. Rowe Price. The Portfolio may also invest in U.S. and foreign dollar-denominated money market securities and U.S. dollar and non-U.S. dollar currencies.

The Portfolio may invest in real estate-related securities including real estate investment trusts.

The Portfolio may also invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Sub-Adviser typically employs a “value” approach in selecting investments. The Sub-Adviser's in-house research team seeks companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth.

In selecting investments, the Sub-Adviser generally looks for companies, in the aggregate, with one or more of the following: an established operating history; above-average dividend yield relative to the broader equity market; low price/earnings ratio relative to the broader equity market; a sound balance sheet and other positive financial characteristics; and low stock price relative to a company's underlying value as measured by assets, cash flow or business franchises.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Bank Instruments: Bank instruments include certificates of deposit, fixed time deposits, bankers’ acceptances, and other debt and deposit-type obligations issued by banks. Changes in economic, regulatory or political conditions, or other events that affect the banking industry may have an adverse effect on bank instruments or banking institutions that serve as counterparties in transactions with the Portfolio.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Dividend: Companies that issue dividend yielding equity securities are not required to continue to pay dividends on such securities. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. As a result, the Portfolio’s ability to execute its investment strategy may be limited.

Focused Investing: To the extent that the Portfolio invests a substantial portion of its assets in securities related to a particular industry, sector, market segment, or geographic area, its investments will be sensitive to developments in that industry, sector, market segment, or geographic area. The Portfolio is subject to the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or its net asset value to be more volatile than, other funds that invest more broadly.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

High-Yield Securities: Lower quality securities (including securities that have fallen below investment-grade and are classified as “junk bonds” or “high yield securities”) have greater credit risk and liquidity risk than higher quality (investment-grade) securities, and their issuers' long-term ability to make payments is considered speculative. Prices of lower quality bonds or other debt instruments are also more volatile, are more sensitive to negative news about the economy or the issuer, and have greater liquidity and price volatility risk.

Interest in Loans: The value and the income streams of interests in loans (including participation interests in lease financings and assignments in secured variable or floating rate loans) will decline if borrowers delay payments or fail to pay altogether. A significant rise in market interest rates could increase this risk. Although loans may be fully collateralized when purchased, such collateral may become illiquid or decline in value.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid- and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Prepayment and Extension: Many types of debt instruments are subject to prepayment and extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This may occur when interest rates decline. Prepayment may expose the Portfolio to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This may occur when interest rates rise. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Portfolio may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates.

Real Estate Companies and Real Estate Investment Trusts (“REITs”): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT.
The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Special Situations: A “special situation” arises when, in a manager’s opinion, securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to the company. Special situations investments often involve much greater risk than is inherent in ordinary investments. Investments in special situation companies may not appreciate and the Portfolio’s performance could suffer if an anticipated development does not occur or does not produce the anticipated result.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company’s value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio’s value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio’s relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Voya Russell Large Cap Value Index Portfolio
Investment Objective –
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (“Index”).

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2019 ranged from $23.9 billion to $553.7 billion. Because the Portfolio’s assets invested in common stocks will be allocated in approximately the same relative proportion as the Index, the Portfolio may concentrate to approximately the same extent that the Index concentrates in the stock of a particular industry or group of industries. As of February 28, 2020, a portion of the Index was concentrated in the financials sector and a portion of the Index was focused in the health care sector.

In seeking to track the performance of the Index, the Portfolio may become “non-diversified,” as defined in the 1940 Act, as a result of a change in relative market capitalizations or index weightings of one or more components of the Index. As a result, whether at any time the Portfolio will be considered “diversified” or “non-diversified” will depend largely on the make-up of the Index at the time.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration (Index): To the extent that the Portfolio’s index “concentrates,” as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing: To the extent that the Portfolio’s index is substantially composed of securities in a particular industry, sector, market segment, or geographic area, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested. Economic conditions, political or regulatory conditions, or natural or other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments will have a greater effect on the Portfolio, and if securities of a particular industry, sector, market segment, or geographic area as a group fall out of favor the Portfolio could underperform, or be more volatile than, funds that have greater diversification.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index’s performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio’s investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio’s performance and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. In addition, the Portfolio’s actual holdings might not match the index and the Portfolio’s effective exposure to index securities at any given time may not precisely correlate.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors.
If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid- and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Non-Diversification (Index): Depending on the composition of the Index, the Portfolio may at any time, with respect to 75% of the Portfolio’s total assets, invest more than 5% of the value of its total assets in the securities of any one issuer. As a result, the Portfolio would at that time be “non-diversified,” as defined in the 1940 Act. A “non-diversified” mutual fund may invest a greater percentage of its assets in the securities of a single issuer than may a “diversified” mutual fund. A “non-diversified” investment company is subject to the risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. The Portfolio may significantly underperform other mutual funds or investments due to the poor performance of relatively few stocks, or even a single stock, and the Portfolio’s shares may experience significant fluctuations in value.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company’s value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio’s value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio’s relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

d. Comparison.  The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio which on a trailing five year monthly return basis exhibit a high correlation to each other with similar risks and weighted average holdings from a Morningstar style box perspective. Each falls within the Morningstar US Equity Large Cap Value style box and as defined by Morningstar, a majority of the Existing and Replacement Funds’ equity holdings are classified large cap stocks.  While there are differences between the Existing Fund and the Replacement Fund, those differences are not necessarily larger than one would expect to be exhibited by two portfolios within the same asset class, with similar benchmarks and principal investment strategies as there is significant investment flexibility within those constraints.
The Existing Fund’s investment objective seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. Under normal circumstances, the Existing Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued. The Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The manager(s) of the Replacement Fund employ a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund’s and Replacement Fund’s investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

As shown in the performance tables below, during the one-year, three-year, 10-year and since inception periods the Replacement Fund has exhibited better performance to the Existing Fund at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily a large cap value equity portfolios that exhibit a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

e. Expense Ratios and Total Return. As of December 31, 2020, the total annual return figures for each fund in this proposed substitution using the net annual expenses as of the most recently published prospectuses are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund VY T. Rowe Price Equity Income Portfolio	Class ADV 1.21%	0.64%	4.60%	9.43%	8.80%	1/15/2004 6.73%
Existing Fund VY T. Rowe Price Equity Income Portfolio	Class S 0.86%	0.95%	4.99%	9.82%	9.19%	1/24/1989 7.53%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class S 0.67%	1.20%	5.80%	9.10%	9.85%	5/1/2009 11.59%

The Replacement Fund has outperformed the Existing Fund over the one-year, three-year, 10-year and since inception periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S immediately following the proposed substitution will be approximately $774,766,472 (not taking into consideration the net assets associated with the substitution discussed in IV.B.3 above). This is based on estimated net assets of the Replacement Fund immediately before the substitution ($771,998,286 for Class S) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2020, ($1,270,984 for Class ADV and $1,497,202 for Class S). It is estimated that less than 1% of the entire Existing Fund’s net assets will be allocated to the Replacement Fund as a consequent of the Substitution.

5. Voya MidCap Opportunities Portfolio for the Voya Russell® Mid Cap Growth Index Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published prospectus are as follows:

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund Voya MidCap Opportunities Portfolio	Class I 0.75%	N/A	0.12%	0.87%	-0.21%	0.66%
Replacement Fund Voya Russell Mid Cap Growth Index Portfolio	Class I 0.50%	N/A	0.05%	0.55%	-0.15%	0.40%

	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund Voya MidCap Opportunities Portfolio	Class ADV 0.75%	0.50%	0.12%	1.37%	-0.21%	1.16%
Existing Fund Voya MidCap Opportunities Portfolio	Class S 0.75%	0.25%	0.12%	1.12%	-0.21%	0.91%
Replacement Fund Voya Russell Mid Cap Growth Index Portfolio	Class S 0.50%	0.25%	0.05%	0.80%	-0.15%	0.65%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
Voya MidCap Opportunities Portfolio Management Fee: 0.75%		Voya Russell Mid Cap Growth Index Portfolio Management Fee: 0.50%
Management Fee Breakpoints		Management Fee Breakpoints
0.850% 0.800% 0.750% 0.700% 0.750%	First $250M Next $400M Next $450M Thereafter Blended	0.500% 0.480% 0.460% 0.500%	First $500M Next $500M Thereafter Blended

c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
Voya MidCap Opportunities Portfolio

Investment Objective –
The Portfolio seeks long-term capital appreciation.

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in common stock of mid-sized U.S. companies. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy.

The Portfolio normally invests in companies that the sub-adviser (“Sub-Adviser”) believes have above average prospects for growth. For this Portfolio, the Sub-Adviser defines mid-sized companies as those companies with market capitalizations that fall within the range of companies in the Russell Midcap® Growth Index at the time of purchase. The market capitalization of companies within the Russell Midcap® Growth Index will change with market conditions. The market capitalization of companies in the Russell Midcap® Growth Index as of December 31, 2019, ranged from $1.2 billion to $78.6 billion. The Portfolio may also invest in derivative instruments including futures or index futures that have a similar profile to the benchmark of the Portfolio. The Portfolio typically uses derivatives for the purpose of maintaining equity market exposure on its cash balance. The Portfolio may also invest in foreign securities. The Portfolio may invest in real estate-related securities including real estate investment trusts.

The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

In managing the Portfolio, the Sub-Adviser uses a stock selection process that combines the discipline of quantitative screens with rigorous fundamental security analysis. The quantitative screens focus the fundamental analysis by seeking to identify the stocks of companies with strong business momentum that demonstrate relative price strength, and have a perceived value not reflected in the current price. The objective of the fundamental analysis is to confirm the persistence of the company's revenue and earnings growth and validate the Sub-Adviser's expectations for earnings estimate revisions, particularly relative to consensus. A determination of reasonable valuation for individual securities is based on the judgment of the Sub-Adviser.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company’s growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Investment Model: A manager’s proprietary model may not adequately allow for existing or unforeseen market factors or the interplay between such factors. Portfolios that are actively managed, in whole or in part, according to a quantitative investment model can perform differently from the market as a whole based on the investment model and the factors used in the analysis, the weight placed on each factor, and changes from the factors’ historical trends. Mistakes in the construction and implementation of the investment models (including, for example, data problems and/or software issues) may create errors or limitations that might go undetected or are discovered only after the errors or limitations have negatively impacted performance. There is no guarantee that the use of these investment models will result in effective investment decisions for the Portfolio.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Mid-Capitalization Company: Investments in mid-capitalization companies may involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of a limited operating history, smaller size, limited markets and financial resources, narrow product lines, less management depth, and more reliance on key personnel. Consequently, the securities of mid-capitalization companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Real Estate Companies and Real Estate Investment Trusts (“REITs”): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company’s value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio’s value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio’s relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Voya Russell Mid Cap Growth Index Portfolio

Investment Objective –
The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index (“Index”).

Principal Investment Strategies –
Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the mid-cap growth segment of the U.S. equity universe. The Index includes those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2019 ranged from $1.2 billion to $78.6 billion. Because the Portfolio’s assets invested in common stocks will be allocated in approximately the same relative proportion as the Index, the Portfolio may concentrate to approximately the same extent that the Index concentrates in the stock of a particular industry or group of industries. As of February 28, 2020, a portion of the Index was concentrated in the information technology sector and portions of the Index were focused in the industrials sector and the health care sector.

In seeking to track the performance of the Index, the Portfolio may become “non-diversified,” as defined in the 1940 Act, as a result of a change in relative market capitalizations or index weightings of one or more components of the Index. As a result, whether at any time the Portfolio will be considered “diversified” or “non-diversified” will depend largely on the make-up of the Index at the time.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company’s stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration (Index): To the extent that the Portfolio’s index “concentrates,” as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing: To the extent that the Portfolio’s index is substantially composed of securities in a particular industry, sector, market segment, or geographic area, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested. Economic conditions, political or regulatory conditions, or natural or other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments will have a greater effect on the Portfolio, and if securities of a particular industry, sector, market segment, or geographic area as a group fall out of favor the Portfolio could underperform, or be more volatile than, funds that have greater diversification.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company’s growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index’s performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio’s investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio’s performance and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. In addition, the Portfolio’s actual holdings might not match the index and the Portfolio’s effective exposure to index securities at any given time may not precisely correlate.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, the United States experiences a low interest rate environment, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. To the extent that the Portfolio invests in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Disruption and Geopolitical: The Portfolio is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Portfolio and the Portfolio. Any of these occurrences could disrupt the operations of the Portfolio and of the Portfolio’s service providers.

Mid-Capitalization Company: Investments in mid-capitalization companies may involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of a limited operating history, smaller size, limited markets and financial resources, narrow product lines, less management depth, and more reliance on key personnel. Consequently, the securities of mid-capitalization companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general.

Non-Diversification (Index): Depending on the composition of the Index, the Portfolio may at any time, with respect to 75% of the Portfolio’s total assets, invest more than 5% of the value of its total assets in the securities of any one issuer. As a result, the Portfolio would at that time be “non-diversified,” as defined in the 1940 Act. A “non-diversified” mutual fund may invest a greater percentage of its assets in the securities of a single issuer than may a “diversified” mutual fund. A “non-diversified” investment company is subject to the risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. The Portfolio may significantly underperform other mutual funds or investments due to the poor performance of relatively few stocks, or even a single stock, and the Portfolio’s shares may experience significant fluctuations in value.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds (“ETFs”), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

d. Comparison.  The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a mid-cap growth equity portfolio. Each falls within the Morningstar Mid-Cap Growth style box and as defined by Morningstar, a majority of the Existing and Replacement Funds’ equity holdings are classified as mid-cap stocks, and neither fund has any exposure to giant cap (the largest companies in the equity universe) or micro-cap (the smallest).  While there are differences between the Existing Fund and the Replacement Fund, those differences are not necessarily larger than one would expect to be exhibited by two portfolios within the same asset class, with similar benchmarks and principal investment strategies as there is significant investment flexibility within those constraints.

The Existing Fund’s investment objective is long-term capital appreciation, and the Replacement Fund seeks to track the Russell Midcap Growth Index (the “Index”). Under normal circumstances, the Existing Fund invests in companies that the sub-adviser (“Sub-Adviser”) believes have above average prospects for growth. For this Portfolio, the Sub-Adviser defines mid-sized companies as those companies with market capitalizations that fall within the range of companies in the Russell Midcap® Growth Index at the time of purchase. The market capitalization of companies within the Russell Midcap® Growth Index will change with market conditions.. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap Index. Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index. The manager(s) of the Replacement Fund employ a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund’s and Replacement Fund’s investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

As shown in the performance tables below, during the three-year, five-year, 10-year and since inception periods the Replacement Fund has exhibited better performance to the Existing Fund at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily a mid-cap growth equity portfolios that exhibit a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.
e.
Expense Ratios and Total Return. As of December 31, 2020, the total annual return figures for each fund in this proposed substitution using the net annual expenses as of the most recently published prospectuses are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund Voya MidCap Opportunities Portfolio	Class I 0.66%	41.14%	19.09%	17.78%	14.03%	5/5/2000 7.43%
Replacement Fund Voya Russell Mid Cap Growth Index Portfolio	Class I 0.40%	34.83%	19.93%	18.16%	14.62%	5/1/2009 17.39%

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Existing Fund Voya MidCap Opportunities Portfolio	Class ADV 1.16%	40.50%	18.49%	17.20%	13.46%	12/29/2006 12.16%
Existing Fund Voya MidCap Opportunities Portfolio	Class S 0.91%	40.76%	18.80%	17.49%	13.75%	5/7/2001 9.44%
Replacement Fund Voya Russell Mid Cap Growth Index Portfolio	Class S 0.65%	34.31%	19.46%	17.69%	14.17%	5/1/2009 16.94%

The Replacement Fund has outperformed the Existing Fund over the three-year, five-year, 10-year and since inception periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Mid Cap Growth Index Portfolio –Class I and Class S immediately following the proposed substitution will be approximately $33,192,216 and $1,565,094,256, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($32,662,090 for Class I and $660,504,117 for Class S) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2020, ($1,768,076 for Class ADV, $530,126 for Class I, and $902,822,063 for Class S). It is estimated that approximately 39% of the entire Existing Fund’s net assets will be allocated to the Replacement Fund as a consequent of the Substitution.

C. Consequence of the Substitutions. The Applicants maintain that Affected Contract Owners will be better served by the proposed Substitutions. The Applicants anticipate that the replacement of an Existing Fund with the corresponding Replacement Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets. Each Replacement Fund will be managed according to a similar investment objective and policies as the corresponding Existing Fund. Moreover, the overall expenses of each Replacement Fund are less than those of the corresponding Existing Fund.

The Applicants anticipate that Affected Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitutions as they have been with the array of subaccounts offered before the Substitutions. The proposed Substitutions retain for Affected Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are implemented, all Affected Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitutions.

D. Rights of Affected Contract Owners and Obligations of the Company. Apart from the Substitutions, the rights of Affected Contract Owners and the obligations of the Company under the Contracts will not be altered by the Substitutions. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitutions.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Company’s obligations under the affected Contracts be altered in any way. The Company or their affiliates will pay all other expenses incurred with the Substitutions, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. In addition, while the Company does not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Company has agreed not to increase the Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitutions.

E. Contract Rights. Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of an Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

As noted above, each Affected Contract Owner will be sent a copy of a Contract prospectus supplement informing them of the Substitutions. Additionally, at least 30 days before the Effective Date each Affected Contract Owner will be sent: (1) a second Contract prospectus supplement setting forth the Effective Date and advising them of their right to reconsider the Substitutions and for at least 30 days after the Effective Date, reallocate account value from an Existing Fund under the affected Contract without charge or and without the reallocation counting as a transfer against any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers) or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; and (2) the applicable Replacement Fund prospectus prior to the Effective Date. Also, within five business days of the Effective Date, each affected Contract Owner will be sent a Post-Substitution Confirmation.

F. The Right to Substitute Shares. Each of the prospectuses for the Contracts discloses that the Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account.

The Company reserved this right of Substitutions both to protect themselves and their Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Affected Contract Owners and the Company.

G. The Substitutions do not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract and currently ranges from 15 to 111, and the Substitutions will cause there to be, at the most, four fewer available subaccounts after the Effective Date as a consequence of the Substitutions. Moreover, the Contracts will offer Affected Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitutions also are unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered open-end management investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Company’s size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitutions.

H. Separate Representations and Request for an Order. The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Company. The Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V - CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. The Substitutions will not be effected unless the Company determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions;

2. The Company or its affiliates of Voya Variable Portfolios will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to affect the Substitutions;

3. The Substitutions will be affected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be affected without change in the amount or value of any Contracts held by Affected Contract Owners;

4. The Substitutions will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitutions;

5. The rights or obligations of the Company under the Contracts of Affected Contract Owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts;

6. Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Effective Date) or the Replacement Fund (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date;

7. All Affected Contract Owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Company will also deliver, at least 30 days before the Effective Date, a prospectus for each applicable Replacement Fund;

8. The Company will deliver to each Affected Contract Owner within five (5) business days of the Effective Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) values of the Contract Owner’s positions in each Existing Fund before the Substitution and the corresponding Replacement Fund after the Substitution; and

9. For two years following the Effective Date the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of that Fund’s most recent fiscal year. To achieve this limitation, the Replacement Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Company will not increase the Contract fees and charges including asset based charges such as mortality expense risk charges deducted from the subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date.

VI - PROCEDURAL MATTERS

A. Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C. Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A.

D. All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibits B.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 1st day of March, 2021.

Venerable and Annuity Company and its Separate Account A, its Separate Account B, its Separate Account EQ, and its Separate Account U.

By:	/s/ Kelly M. Hennigan
Name:	Kelly M. Hennigan
Title:	Vice President, Head of Investment Operations
Date:	March 1, 2021

Exhibit Index

Exhibit Description

Exhibits A Authorizations and Verifications

Exhibits B Resolutions

Exhibit A-1

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of Venerable Insurance and Annuity Company and its Separate Account A, Separate Account B, Separate Account EQ, and its Separate Account U, that the undersigned is a Vice President of Venerable Insurance and Annuity Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information, and belief.

By: /s/ Kelly M. Hennigan
Name: Kelly M. Hennigan
Title: Vice President

Sworn and subscribed to before me, a notary public, this 1st day of March, 2021.

Notary Public: /s/  Lori L DeMarco
Notary Public, Pennsylvania
(Notary Stamp)
My Commission Expires: 2/12/2024

A-1

EXHIBIT B-1
VENERABLE INSURANCE AND ANNUITY COMPANY

B-1-1

WRITTEN ACTION OF
THE BOARD OF DIRECTORS OF
VENERABLE INSURANCE AND ANNUITY COMPANY

February 25, 2021

The undersigned, being all of the members of the Board of Directors of Venerable Insurance and Annuity Company, an Iowa corporation (the “Company”), in lieu of a meeting of the Board of Directors of the Company (the “Board”), as permitted by Iowa Code Section 490.821 and the Amended and Restated Bylaws of the Company, as amended, do hereby adopt the following resolutions, effective as of the date first written above, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board and do hereby direct that this written action be filed with the minutes of the proceedings of the Board.

Approve Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, in the past the Company has offered variable annuity and variable life insurance contracts (the “Contracts”) through which investors can allocate their investment into one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

WHEREAS, Company management has approved a proposal to substitute shares of certain “Existing Funds” for shares of certain “Replacement Funds” and such substitutions will permit the Company to move significant assets into the Replacement Funds, which have lower expenses than the Existing Funds and generally comparable or better overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Company be, and hereby is authorized to  file with the United States Securities and Exchange Commission in its name and in the name of its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under the Contracts issued by the Company and its Separate Account A, Separate Account B, Separate Account EQ, and Separate Account U with shares of certain registered management investment companies, and (ii) the closing of certain other management investment companies (the “Fund Substitution Applications”); and be it further.

RESOLVED, that the Chief Executive Officer or any Executive Vice President or any Vice President of the Company (each, an “Authorized Officer”), acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute, and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts the Fund Substitution Applications; and be it further

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RESOLVED, that any Authorized Officer of the Company acting individually be, and each of them hereby is, authorized for and on behalf of the Company to take all such other actions and to execute and deliver such instruments, agreements, and documents as any such Authorized Officer may deem necessary or advisable in order to effect the purpose and intent of the foregoing resolutions; and be it further

RESOLVED, that all acts and deeds of the Company, taken by any Authorized Officer, counsel or agent of the Company prior to the date hereof to carry out the intent and accomplish the purposes of the foregoing resolutions and that would have been authorized by the foregoing resolutions but for the fact that such acts were taken prior to the date hereof, are hereby approved, adopted, ratified and confirmed in all respects as the acts and deeds of the Company.

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IN WITNESS WHEREOF, the undersigned, being all of the members of the Board, have executed this written action in one or more counterparts, each of which shall be deemed to be one and the same instrument, as of February 25, 2021.

/s/ Peter C. Aberg	/s/ Nedim Sadaka
Peter C. Aberg	Nedim Sadaka
/s/ Susan L. Gooding	/s/ Howard L. Shecter
Susan L. Gooding	Howard L. Shecter
/s/ Brenna Haysom	/s/ Vishal N. Sheth
Brenna Haysom	Vishal N. Sheth
/s/ Daniel G. Kilpatrick
Daniel G. Kilpatrick

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